BRUCE S. MENDELSOHN

212.872.8117/fax: 212.872.1002

bmendelsohn@akingump.com

March 26, 2009

Mark P. Shuman

Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:

FriendFinder Networks Inc.
Registration Statement on Form S-1 Filed on December 23, 2008
File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 21, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”).  On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.  Page references contained in our responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 1 to the Registration Statement.

Please note that in response to certain of the Staff’s comments, we have submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Supplemental Response Letter”).  Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, (the “Securities Act”) the Company is requesting return of the materials included in the Supplemental Response Letter promptly following the completion of the Staff’s review thereof.

Comments applicable to the entire document

1.

We note that your Chief Executive Officer appears to have been interviewed by Reuters after the filing of your registration statement.  Please provide your analysis of whether this communication is an offer or a prospectus. Please tell us whether your plan to file this interview as a free writing prospectus pursuant to Rule 433 promulgated under the Securities Act of 1933.  See Section III.F of SEC Release No. 33-8591.

The Company filed a free writing prospectus on January 27, 2009 containing the referenced interview, as well as two other articles in which Marc H. Bell, the Company’s chief executive officer and president and Daniel Staton, the Company’s chairman of the board and treasurer were quoted.  Although the Company filed these articles as free writing prospectuses, the Company does not believe they constitute offers to sell securities.  As stated in its August 16, 1971 Release “Guidelines for the Release of Information by Issuers Whose Securities are in Registration,” (the “Guidelines”) the Commission encourages issuers to “respond to legitimate inquiries for factual information about the Company’s financial condition and business operations” and  “answer unsolicited telephone inquiries from stockholders, financial analysts, the press and others concerning factual information” (1971 SEC LEXIS 29 (SEC 1971)).  The articles were not solicited by the Company, but rather were the product of the Company responding to calls from the press.  As a result, the Company believes that the articles in which Messrs. Bell and Staton were quoted are not offers to sell, but rather customary responses to inquiries from the press regarding the Company’s business permitted by the Guidelines.

Mark P. Shuman

March 26, 2009

2.

We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company notes the Staff’s comment and will include the price range in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus.

3.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.

The Company intends to use only one piece of graphic, photographic or artistic material in the Prospectus, namely, the Company’s logo, which is included on the front and back cover pages of the Prospectus.

4.

We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of the Securities Act of 1933; for example, the names of certain members of your board committees. Please include this disclosure in an amendment as soon as practicable.

The Company has amended the Prospectus to include the information that it is not entitled to omit under Rule 430A of the Securities Act.  Please see pages 101 and 102 of the Prospectus.

5.

Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus.  You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.  For example, but without limitation, your prospectus summary appears to be repeated in the Company Overview portion of your Business section.

The Company notes the Staff’s comment and has revised the Prospectus to eliminate redundant disclosure, including in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Prospectus Summary, page 1

6.

Disclosure in this section is subject to the plain English principles of Rule 42l(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read.  See SEC Release No. 33-7497.  Please revise your disclosure as appropriate.

The Prospectus has been amended to reflect the Staff’s comment.  Please see the section entitled “Prospectus Summary” in the Prospectus.

7.

Please revise this section to disclose your events of default and your accountant’s going concern opinion.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 2 of the Prospectus.

8.

Please provide supplemental, qualitative or quantitative support for the assertion that you are “a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world.”

The Company has provided support for this assertion in Exhibit A to the Supplemental Response Letter, which has been provided to the Staff, under separate cover, in hard copy.  Exhibit A contains a comScore report which lists the total worldwide unique visitors to the top 22,077 most heavily-visited websites for each month from January 2008 to December 2008, on which FriendFinder Network is listed as number 46. Pursuant to Rule 418(b) of the Securities Act, the Company is requesting return of Exhibit A promptly following the completion of the Staff’s review thereof.

Mark P. Shuman

March 26, 2009

9.

Please provide support for, or remove the statement that, your management team has “a proven track record of identifying potential target companies, executing transactions and integrating the acquired companies.”  Briefly describe the nature of this proven track record and, as appropriate, balance the disclosure to discuss any significant difficulties or challenges that the management faced in identifying or integrating other companies.  Additionally, indicate that management’s prior performance in this respect provides no assurance that it will successfully identify or integrate acquisition targets in the future.

The Prospectus has been updated to remove the statement that the Company’s management has “a proven track record of identifying potential target companies, executing transactions and integrating the acquired companies” throughout the document.

10.

With respect to every third-party statement in your prospectus, such as the statistics provided by comScore on page 1, please provide us with the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.  Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports that are quoted in part in this filing have been prepared for the company, file a consent from the third-party author.

The Company has provided the third-party research reports cited in the Prospectus in Exhibits A through M to the Supplemental Response Letter, which has been provided to the Staff, under separate cover, in hard copy.  None of the reports were prepared for the Company.  Pursuant to Rule 418(b) of the Securities Act, the Company is requesting return of Exhibits A through M promptly following the completion of the Staff’s review thereof.

11.

Please revise your disclosure on page 1 where you refer to net revenue and operating revenue to specifically indicate non-GAAP net revenue and non-GAAP operating revenue.  Also, please remove your reference to “pro forma adjusted” net revenue pursuant to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.  In addition, tell us how you considered the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following:

a.

A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles;

b.

A reconciliation of non-GAAP revenue and non-GAAP operating revenues to the most directly comparable GAAP financial measures;

c.

the economic substance behind management’s decision to use such measures;

d.

the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

e.

the manner in which management compensates for these limitations when using these non-GAAP financial measures; and

f.

the substantive reasons why management believes these non-GAAP financial measures provide useful information to investors.

The Prospectus has been amended to reflect the Staff’s comment and to reflect the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please see pages 2, 6, and 7 of the Prospectus.

Summary Consolidated Financial Data, page 5

12.

We note from your disclosure in Note J on page F-19 that your debt arrangements contain material debt covenants based on maintaining specified levels of EBITDA.  Revise your disclosures to include the amount or limit required for compliance with your covenants pursuant to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Prospectus has been amended to reflect the Staff’s comment.  Please see footnote (b) on page 7 of the Prospectus.

Mark P. Shuman

March 26, 2009

13.

Please explain further footnote (3) on page 6 where you indicate that the long-term debt classified as current debt excludes $10,324 of required principal amortization of First Lien Secured Notes due by February 15, 2009, which is classified as a current portion of long-term debt.  You appear to be excluding this amount from long-term debt classified as “current” and yet indicating that it is classified as the “current portion” of long-term debt.  Please explain and tell us where the $10,324 is classified if it is not classified in current debt.

The First Lien Senior Secured Notes have a required amortization of $25.7 million for 2008. Excess Cash Flow (as such term is defined in the securities purchase agreement governing the First Lien Senior Secured Notes) payments under the First Lien Senior Secured Notes are credited against this amortization amount on a dollar-for-dollar basis. The Company paid $24.3 million in Excess Cash Flow payments in 2008, leaving a balance of $1.4 million to be amortized with respect to the First Lien Senior Secured Notes. The required principal payment of $1.4 million at December 31, 2008 is classified as current installments of long-term debt as such amount is current in accordance with the payment terms of the First Lien Senior Secured Notes and has not been accelerated due to events of default. As a result, it is excluded from “Long-term debt classified as current due to events of default, net of unamortized discount.” Please see revised footnote (5) on page 6 of the Prospectus.

Risk Factors, page 8

14.

Please tell us what consideration you gave to including a risk factor discussing your underwriter’s experience in underwriting initial public offerings in the United States.  Among other matters, this risk factor, if appropriate, might address the uncertainty as to whether an underwriter with limited experience with initial public offerings in the United States will be able to successfully make a market following the offering completion. Discuss the risks to investors that are presented by this and other circumstances related to the underwriter’s limited experience.

The Company plans to consummate this offering with an additional underwriter or underwriters who have experience underwriting initial public offerings in the United States. Consequently, the Company respectfully submits that this will not be a risk at the time the offering is consummated therefore no risk factor is necessary.  If the Company’s plans change with regard to including additional underwriters in its initial public offering (“IPO”), the Company will include a risk factor in a future amendment.

15.

Please revise this section to provide quantitative information regarding the conditions and events that are described in the various risk factors to provide sufficient factual context to assist investors in evaluating the nature and extent of the risks that are posed.  For example, but without limitation, in the risk factor on page 20 that discusses your liability to tax authorities in the European Union, you should disclose the total amount of uncollected VAT payments.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 12, 15, 17, 22 and 25 of the Prospectus.

“We have breached certain non-monetary covenants…,” page 12

16.

Please revise this risk factor to discuss the material consequences of the acceleration of your debt.

The Company respectfully submits that the material consequences of the acceleration of the Company’s debt have already been disclosed on page 14 of the Prospectus. The last paragraph of this risk factor states that if waivers for events of default are not obtained from the Company’s noteholders, approximately $467.3 million in debt could be accelerated and that the Company would not have sufficient funds to make this payment.  It also states that such an event could have a material adverse effect on the Company’s ability to continue as a going concern.  The Company therefore believes that the material consequences of the acceleration of debt are already stated in the Prospectus.

“We have a history of significant operating losses…,” page 13

17.

Please revise this risk factor to discuss the material consequences to your business of your historic and projected operating losses.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 14 of the Prospectus.

Mark P. Shuman

March 26, 2009

“The net proceeds of this offering are expected to be used to repay our bondholders…,” page 24

18.

You state that the financial self-interest of certain officers and directors, due to their status as bondholders, could influence your management’s motivation in selecting which debt to repay with the proceeds of the offering and therefore there may be a conflict of interest when determining whether repaying a particular piece of debt over another is in the stockholders’ best interest.  State in quantitative terms the extent to which the decisions regarding the debt to be repaid with offering proceeds will pose conflicts of interest and clarify which debt and which affiliated creditors might be affected by the exercise of this discretion by the management.  Please explain how your officers and directors will comply with their duties to your shareholders required by Nevada law in the decisions made in this respect.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 25, 26, 34 and 35 of the Prospectus.

“Our business will suffer if we lose and are unable to replace key personnel…,” page 24

19.

Please provide a concise overview of Enterprise Acquisition Corp., the special purpose acquisition company that also occupies the time of Messrs. Bell, Staton, and Shashoua.  This disclosure should include, but should not be limited to, the potential duration of the special purpose acquisition company, and the specific business area of focus for its potential acquisition.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 26 of the Prospectus.

 “We rely on highly skilled personnel and, if we are unable to attract, retain…,” page 25

20.

Please disclose whether you have non-compete agreements with any of your executive officers or key personnel.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 26 of the Prospectus.

Forward-Looking Statements, page 30

21.

Please delete your assertion that the prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act.  See Paragraph (b)(2)(D) of Section 27A of the Securities Act of 1933.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 32 of the Prospectus.

Market and Industry Data, page 31

22.

We note your statement that the industry publications and surveys used by you to determine market share and industry data contained in the prospectus generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to their accuracy and completeness.  As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 33 of the Prospectus.

Use of Proceeds, page 32

23.

Please revise to include the amount of proceeds that you intend to use for the redemption of each debt instrument. For instance, while we note that the Company intends to use a portion of the net proceeds to redeem the $242.1 million of First Lien Senior Secured Notes, it is not clear from your disclosures the actual amounts needed for such redemption.  In this regard, we note that certain notes are redeemable at 115% of the outstanding principal plus accrued interest and unpaid interest and others are redeemable at 105% of the outstanding principal plus accrued and unpaid interest and accordingly, it appears that the proceeds use for this redemption will exceed the $242.1 million as currently disclosed.  Quantify the current amount of accrued and unpaid interest for each debt issuance. Please revise your disclosure accordingly.

Mark P. Shuman

March 26, 2009

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 34 and 35 of the Prospectus.

24.

Revise to disclose the extent to which the proceeds used to repay each class of debt will be paid to affiliates.

The Prospectus has been amended to reflect the Staff’s comment.  Please see the footnotes to the table in the section entitled “Use of Proceeds” on pages 34 and 35 of the Prospectus.

Capitalization, page 35

25.

Revise your capitalization table to include the total stockholders’ deficiency and total capitalization on a pro forma basis.  Also, please provide your calculations that support the actual to pro forma information for cash and capital in excess of par.

The Company notes the Staff’s comment and will revise the capitalization table in a future amendment and provide supporting calculations at such time.

26.

We note here and elsewhere throughout the document where the Company is assuming the exercise of 142,733,364 common stock warrants for pro forma disclosure purposes. Please explain further how you determined that the exercise of such warrants meets the “factually supportable” criteria of Rule 11-02(b)(6) of Regulation S-X.

Rule 11-02(b)(6) states that all pro forma adjustments must give effect to events which are factually supportable.  Given the nominal exercise price of the warrants and the fact that any unexercised warrants will expire upon the consummation of this offering, the Company anticipates that the holders of these warrants will exercise all of their warrants prior to, or concurrently with, the consummation of this offering.  As holders will lose their warrants if they do not exercise these warrants, the Company believes the exercise of all the warrants prior to the Company’s IPO is factually supportable under Rule 11-02(b)(6).

Unaudited Pro Forma Financial Data, page 39

27.

Please tell us how you determined that pro forma adjustment (2) for the add-back of deferred revenue that was written down as part of the purchase price allocation meets the requirements of Rule 11-02(b)(6) of Regulation S-X.

The Company notes the Staff’s comment. The Company has eliminated the pro forma adjustment for the add-back of deferred revenue that was written down as part of the purchase price allocation for the following reasons. Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments shall include adjustments which give effect to events that are expected to have a continuing impact on the registrant. The pro forma adjustment for add-back of deferred revenue was considered to be analogous to a nonrecurring charge directly attributable to the acquisition of Various Inc. (“Various”) which only affects the Company’s operating results within the 12 months succeeding the acquisition and does not have a continuing impact on the Company.  Accordingly, in accordance with Rule 11-02(b)(6) of Regulation S-X, such item was not considered in the pro forma condensed income statement.

Since the Various business represents a large percentage of the business of the Company, the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a supplemental discussion of the Company’s results of operations for the year ended December 31, 2008 compared with the Article 11 pro forma financial data for the year ended December 31, 2007, which assumes that Various had been acquired at the beginning of such year.  As the 2008 results are negatively impacted by the fair value adjustment to deferred revenue of Various at date of acquisition on December 7, 2007, the pro forma adjustment for add-back of deferred revenue has been eliminated.  In addition, a pro forma adjustment to recognize a full year’s impact on revenue as if the purchase accounting fair value adjustment to deferred revenue had occurred on January 1, 2007 has been added in order to present 2007 and 2008 operating results on a comparable basis. Please see pages 41 and 42 and pages 56 through 59 of the Prospectus.

Mark P. Shuman

March 26, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 51

28.

Tell us how you considered whether Various should be designated a predecessor entity as defined in Rule 405 of Regulation C.  In this regard, also tell us your consideration to include a supplemental discussion of the results of operations and financial condition of the Company and its predecessor based upon Article 11 pro forma financial data for the interim periods ended September 30, 2008 and 2007 and for the year ended December 31, 2007.

The Company respectfully submits that it does not consider Various to be a predecessor entity as it believes its own operations prior to the acquisition were significant.  As noted in the December 9, 2008 Division of Corporation Finance Financial Reporting Manual, the Staff generally does not require the designation of an acquired business as a “predecessor” except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired. The Company has a long operating history prior to the acquisition of Various and is continuing its publishing, studio and licensing operations conducted prior to the acquisition and presenting such operations as its entertainment segment subsequent to the acquisition.

Although not considered a predecessor, since the Various business represents a large percentage of the business of the Company, the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a discussion of the Company’s results of operations for the year ended December 31, 2008 compared with the Article 11 pro forma financial data for the year ended December 31, 2007 under the heading “Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”  Please see pages 56 through 59 of the Prospectus.

29.

We note that your reportable segments have significantly different profit margins and are exhibiting different levels of profitability and different trends in their profitability based upon the table disclosed on page 51.  Revise to provide a discussion regarding these variances in greater detail to provide your investors with more insight into segmental operating performance.  Additionally, if there is a reasonable likelihood that historical gross profit is not indicative of future financial operating performance, please disclose the expected trend of future gross profit by segment.  We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 53 through 55 of the Prospectus.

30.

You state that you consider the number of paid users, average monthly net revenue per subscriber, churn, conversion of members to subscribers, and the number of/revenue from marketing affiliates to be key metrics that you use to evaluate the effectiveness of your operating strategies.  Please add a quantitative and qualitative discussion and analysis of the change in these metrics for each time period addressed in your results of operations.

The Prospectus has been amended under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internet Segment Historical Operating Data for the Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internet Segment Historical Operating Data for the Pro Forma Year Ended December 31, 2007 as Compared to the Various Inc. and Subsidiaries Year Ended December 31, 2006”  to add a discussion of subscribers, churn and ARPU for each period addressed in the results of operations.  Please see pages 63 through 65 of the Prospectus.

Liquidity and Capital Resources, page 59

31.

Please explain why there was a $61.0 million post-closing working capital adjustment to the purchase price for Various.  If this is attributable to your indemnity claim against the subordinated convertible notes, you should specify that you have made an indemnity claim, which may be denied.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 66 of the Prospectus.

Mark P. Shuman

March 26, 2009

32.

Disclose the total amount of uncollected historical VAT payments and discuss the potential impact on your liquidity and capital resources.

The Prospectus has been amended to reflect the Staff’s comment. Please see page 65 of the Prospectus.

Financing Activities, page 60

33.

Please disclose whether you are current in all of the required interest payments for your debt.  If you are not current, disclose the amount of any accrued, unpaid, overdue interest that you owe for each issuance of debt.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 66 of the Prospectus.

Contractual Obligations, page 65

34.

Tell us your consideration to include scheduled interest payments on the Company’s outstanding debt obligations in your contractual obligations table.  If interest payments are excluded from the table, then please include a footnote to the table indicating as such and provide information regarding the Company’s interest obligations to the extent this information is material to an understanding of the Company’s cash requirements.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 71 of the Prospectus.

Business, page 74

35.

If you choose to present financial information about geographic areas in your financial statements instead of the Business section, Item l01(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the financial statements.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 85 of the Prospectus.

Our Products and Services, page 77

Website Data, page 79

36.

Please revise the tabular disclosure to include a column indicating the number of current members for each site.

The Company respectfully submits that it defines a member as any user who has completed a free registration form on one of its websites by giving their basic identification information and submitting their e-mail address. During this registration process, the Company collects valuable demographic information about its members and its technology allows it to then target specific demographics and interest groups within its member base via e-mail. This enables the Company to develop diverse features and websites tailored for these demographics and interest groups and serves as a robust database for marketing. As a result, each member is a valuable resource for the Company, regardless of when such user becomes a member. Accordingly, the concept of a current member is not one that the Company uses. The Company believes the information as presented in the Prospectus is valuable to investors.

Legal Proceedings, page 87

37.

Please provide a more complete but concise factual description of the case filed against Various by Spark Network Services, Inc. See Item 103 of Regulation S-K.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 96 of the Prospectus.  The Company notes that the complaint filed against Various was limited in detail, and it has included in the Prospectus substantially all of the information available.

Mark P. Shuman

March 26, 2009

38.

Please provide a more complete but concise factual description of the case filed against you by Balthaser Online, Inc.  See Item 103 of Regulation S-K.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 97 of the Prospectus.  The Company notes that the complaint filed against Various and the other defendants was limited in detail, and has included in the Prospectus substantially all of the information available.

Management, page 90

39.

Please disclose the percentage of time that Messrs. Bell, Staton, and Shashoua spend working for the following entities:  Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC.

The Company notes the Staff’s comment.  The directors and officers of Enterprise Acquisition Corp. are not required to commit any specified amount of time to that business.  Each of Messrs. Bell, Staton and Shashoua spend the majority of their time on the business and affairs of the Company. Mr. Bell currently devotes less than an aggregate of approximately ten hours a week to Marc Bell Capital Partners LLC and Enterprise Acquisition Corp. Mr. Staton currently devotes less than an aggregate of approximately ten hours a week to Staton Capital LLC and Enterprise Acquisition Corp.  Mr. Shashoua currently devotes less than approximately ten hours a week to Enterprise Acquisition Corp.  Given the small amount of time devoted to these entities, the Company respectfully submits that this is not a relevant fact requiring disclosure in the Prospectus.

Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

40.

Please add executive compensation information for the fiscal year ended December 31, 2008, your last fiscal year end. See 217.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.  Ensure that you address material changes in compensation policies and payments/awards between 2007 and 2008.

The Prospectus has been amended provide the Compensation Discussion and Analysis for the 2008 fiscal year.  There were no material changes in compensation policies between 2007 and 2008.  Any changes in the Company’s compensation policies and payments/awards were primarily due to the integration of Various and unrelated attrition of other employees.  Please see pages 103 through 113 of the Prospectus.

41.

You state that you consider the compensation practices of companies in similar industries and the compensation paid to individuals in analogous positions as guidance when establishing your named executive officers’ compensation. Please disclose the companies used for this purpose.

The Prospectus has been amended to indicate that while the Company’s board of directors is generally familiar with the compensation of similarly situated individuals at other companies and considers this information when making compensation decisions, the Company has not utilized the services of a compensation consultant or done any formal benchmarking to date.  Please see page 104 of the Prospectus.

42.

You have included detailed disclosure regarding your executive employment agreements in a section after your summary compensation table.  Please consider moving pertinent disclosure from this section to related sections of your compensation discussion and analysis.  For example, disclose and discuss the salary paid to Mr. Shashoua in the salary section of your compensation discussion and analysis.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 105 of the Prospectus.

43.

Please provide a more detailed discussion of the compensation paid to Mr. Sullivan.

For 2008, Mr. Sullivan’s compensation consisted solely of his base salary for his performance as the Company’s President, licensing and publishing group.  The Prospectus has been amended to clarify this point.  Please see pages 105 through 107 and page 110 of the Prospectus.

Mark P. Shuman

March 26, 2009

Long-Term Equity Incentive Compensation, page 97

44.

Discuss the role of options in your executive compensation program and describe the nature of and basis of option awards to your named executive officers under your 2008 Stock Option Plan.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 106 and 107 of the Prospectus.

Principal Stockholders, page 103

45.

Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Andrew B. Conru Trust Agreement.  See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 115 of the Prospectus.

46.

Footnote 9 to the table states that the number of shares beneficially held by the Andrew B. Conru Trust Agreement does not contemplate such entity having exercised its right to purchase any shares from Marc H. Bell, Daniel C. Staton, or related entities.  In your response letter, please explain how you determined to exclude these shares from your calculation.  In this regard, please clarify whether the trust or its control person(s) have a current right or right exercisable within sixty days to acquire the shares of Messrs. Bell, Staton, or related entities that have been excluded from the shares held by the trust.

The Prospectus has been amended to include 15,285,957 shares in the number of shares beneficially owned by the Andrew B. Conru Trust Agreement, as it has a current right to acquire the shares of Messrs. Bell and Staton or related entities.  Please see pages 114 and 115 of the Prospectus.

Certain Relationships and Related Party Transactions, page 106

47.

Provide us with your analysis of whether Messrs. Bell and Staton, and/or entities affiliated with them are “promoters” within the meaning of that term as defined in Rule 405 of Regulation C.  As applicable, revise this section to provide the disclosure required by Item 404(c)(l) of Regulation S-K.

The Prospectus has been amended to include a description the transaction whereby Messrs. Bell and Staton purchased the Company; however, the Company respectfully submits that Messrs. Bell and Staton do not qualify as “promoters” of the Company as defined in Rule 405 of Regulation C.  Please see page 117 of the Prospectus for a description of the transaction.

48.

We note your disclosure that you have entered into a lease with an affiliate of one of your principal stockholders and currently lease 3,533 square feet of space in an office building in Boca Raton, Florida.  Please disclose the identity of the stockholder and the affiliate.

The Company has entered into a lease with 6800 Broken Sound LLC, an affiliate of Marc H. Bell, the Company’s president and chief executive officer.  The Prospectus has been amended to reflect this information.  The lease will be filed as Exhibit 10.33 of the Company’s Registration Statement.  Please see page 117 of the Prospectus.

49.

You state that on August 23, 2006, the management agreement with Bell & Staton, Inc. was amended to provide that no management fee, other than reimbursement of expenses, would be paid so long as there is a default or an event of default occurring on the 2006 Notes.  Given your disclosure elsewhere regarding defaults on your debt, please explain why for the year ended December 31, 2007 and the nine months ended September 30, 2008, Bell & Staton Inc. was paid $500,000 and $375,000, respectively.

The Prospectus has been amended to clarify that the management payments to Bell & Staton Inc. were not permitted to be made under the terms of the 2005 Notes, 2006 Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes.  Please see pages 117, 127, 128 and F-34 of the Prospectus.

Mark P. Shuman

March 26, 2009

50.

Please explain why your acquisition of Various was structured such that your principals and their affiliates entered into the letter agreement directly with the sellers of Various.

The entry into the letter agreement by the Company’s principals and their affiliates and the sellers of Various was the product of negotiations related to the Company’s acquisition of Various.

51.

In your discussion of the letter agreement between your principals and the sellers of Various, you state that:  “the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.01 per share, at any time until the consummation of an initial public offering.  The option is immediately exercisable for approximately 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock and may be exercisable for up to an additional 6,080,000 shares of common stock and 14,300,000 shares of Series B Convertible Preferred Stock if the sellers have not sold their First Lien Senior Secured Notes by certain time benchmarks.”  Please disclose the time benchmarks.

As disclosed on page 119 of the Prospectus, the letter agreement was amended on May 14, 2008 to make the option immediately exercisable for approximately 20,000,000 shares of the Company’s common stock.  The original option vesting schedule, including time benchmarks, was deleted entirely.  The Company has revised the disclosure on pages 73, 74, 118 and 119 of the Prospectus to clarify this point.

52.

Please revise the discussion of the letter agreement between your principals and the sellers of Various to discuss the current rights and obligations of your principals and the sellers, and what will be triggered by the effectiveness of your registration statement.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 73, 74, 118 and 119 of the Prospectus.

Description of Capital Stock, page 109

Registration Rights, page 112

53.

We note your disclosure that on December 6, 2007, you entered into a Registration Rights Agreement with the sellers of the Various stock granting the holders of the Subordinated Convertible Notes certain piggyback and demand registration rights for the registration under the Securities Act.  Please provide a concise summary of the piggyback and demand rights.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 125 of the Prospectus.

Description of Indebtedness, page 115

54.

Please revise your disclosure in this section to specifically discuss for each issuance of debt:  the covenants you have breached that have resulted in events of default, cross-default provisions, and the related rights of the holders of the debt.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 127 through 132 of the Prospectus.

Subordinated Term Loan Notes, page 116

55.

You state that you used a portion of the net proceeds from certain offerings of debt and convertible preferred stock to repay $11.8 million of the Subordinated Term Loan Notes plus accrued interest, and that the remaining $24.0 million in principal amount of the Subordinated Term Loan Notes are held by PET and one other stockholder and were reissued as Subordinated Term Loan Notes.  Please explain.

Mark P. Shuman

March 26, 2009

The Company notes the Staff’s comment.  In October 2004, the Company issued $35.8 million in aggregate principal amount of term loan notes (the “Term Loan Notes”) in connection with the Company’s reorganized capital structure.  In August 2005, the Company used a portion of the proceeds from the 2005 Notes and Series A Convertible Preferred stock offerings to redeem all Term Loan Notes (other than those Term Loan Notes held by PET Capital Partners LLC and one of the Company’s other stockholders), paying $11.8 million in principal amount plus interest to the holders of the redeemed Term Loan Notes.  In connection with the August 2005 offering of debt, the Term Loan Notes were subordinated to the new debt issued by the Company.  The remaining outstanding Term Loan Notes were exchanged by their respective holders for the Subordinated Term Loan Notes. The Prospectus has been amended to clarify this point. Please see page 128 of the Prospectus.

Underwriting, page 125

56.

The underwriter listed in this section is inconsistent with the underwriter named on the outside front cover page of the prospectus.  In addition, the underwriter listed in this section does not appear to be registered with FINRA. Please revise this section and the cover page to include the name of the broker-dealer registered with the SEC and FINRA that will be underwriting the offering.

The Prospectus has been amended to reflect the Staff’s comment.  Please see the cover page, page 137 and the back cover page of the Prospectus.

Where You Can Find More Information, page 128

57.

Please state that you do not currently file reports with the Securities and Exchange Commission. See Item 101(e) of Regulation S-K.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page 140 of the Prospectus.

FriendFinder Networks Inc. December 31, 2007 Financial Statements

Consolidated Balance Sheets, page F-3

58.

Based on your disclosures on page 35 it appears that the Series A and Series B preferred stock will automatically convert into shares of the Company’s common stock upon completion of this offering.  Please confirm and, if true, tell us what consideration you gave to including pro forma information alongside the historical consolidated balance sheet giving effect to the change in the Company’s capitalization, excluding the effects of the offering.

The Company’s Series A and Series B preferred stock will not automatically convert into shares of the Company’s common stock upon completion of this offering.  Rather, conversion is at the option of the holder as disclosed in the section entitled “Description of Capital Stock – Preferred Stock” on pages 122 and 123 and in “Note K – Stockholders’ Equity” on page F-25 of the Prospectus.  The Company has amended the Prospectus on pages 4, 37 and 39 to clarify this point.

Note B. Summary of Significant Accounting Policies

11. Revenue Recognition, page F-9

59.

Tell us the amount of product and service revenue recognized for each period presented for the following categories: subscription based internet services, pay-by-usage internet services, banner advertising, products from online stores, magazine subscriptions, DVD/videocassette sales, subscription fees for television programming channels and pay-per-view broadcasts, pay-per-call services, and licensing of the Penthouse name.  Also, tell us your consideration for disclosing revenues for each product and service pursuant to paragraph 37 of SFAS 131.

The Prospectus has been amended to reflect the Staff’s comment. Please see page F-30 of the Prospectus.   Please note that fees from pay per call, programming channels and pay per view broadcasts are included in the “Video entertainment” line in the chart on page F-30 of the Prospectus and are not material individually.  Sales of products from on line stores are included in the “Subscription based service” line in the chart on page F-30 and are included herein as they are not considered material individually.

Mark P. Shuman

March 26, 2009

60.

We note that the typical subscription term for internet services is one to eighteen months.  Please tell us the amount of deferred revenue that should be classified as long-term for each period presented.  If material, please revise to separately present deferred revenue between current and long-term liabilities.

The amount of deferred revenue that should be classified as long-term is $1,371,000 and $1,361,000 at December 31, 2008 and 2007, respectively, which is not considered material in relation to the Company’s current and non-current liabilities.

61.

We also note from page 2 that the Company has lifetime subscriptions.  Tell us the percentage of customers that purchase such subscriptions and how the Company accounts for these arrangements.

The percentage of customers who purchase lifetime subscriptions is less than 0.1% of the total subscribers of the Company.  This is not a material source of revenue for the Company and therefore no disclosure has been added to the Prospectus.

62.

Please confirm and revise, as applicable, if the Company offers returns or refunds for shipment of products from your online stores and shipment of DVDs and videocassettes.

The Company does not operate online stores. The Company contracts with a third party to operate an online store in the Company’s name and receives a commission for products sold.  Commissions on returns or refunds of products sold are adjusted in subsequent payments to the Company.  These adjustments are not material and therefore no disclosure has been added to the Prospectus.

63.

Please revise your disclosure to describe the types of products sold through your online stores.

Adult novelties and videos are sold through third party online stores.  The Prospectus has been amended to disclose this information. Please see page F-9 of the Prospectus.

64.

Tell us the amount of estimated returns for the sale of magazines at newsstands and subsequent adjustments for the difference between estimated and actual returns for each period presented.  If material, revise to disclose the returns reserve on the face of the balance sheet and/or in the Schedule of Valuation and Qualifying Accounts.

The Company notes the Staff’s comment.  The Company does not record a reserve or allowance for returns for the sale of magazines at newsstands.  The Company records newsstand revenue based upon its estimated sell-through for each publication at the on-sale date for the publication.  The Company’s magazines are sold to newsstands and other retail outlets through a third party distributor.  The Company typically ships the distributor significantly more magazines than it expects to sell as the incremental cost to do so is low. The distributor advances the Company its estimated sell-through less a discount after the on-sale date.  Retailers are allowed to return magazines for up to six months after the magazine goes off sale, at which time the distributor settles with the Company.  Below are the amounts of adjustments of the original estimates recorded in the succeeding year.

Adjustments in 2008 to 2007 estimates:   $ (158,706)

Adjustments in 2007 to 2006 estimates:   $ (99,442)

Adjustments in 2006 to 2005 estimates:  $ 21,755

The Company does not consider these adjustments to be material and therefore no disclosure has been added to the Prospectus.

65.

Please revise to disclose the typical magazine subscription term.

Magazine subscriptions range from one to two years.  The Prospectus has been amended to disclose this information.  Please see page F-9 of the Prospectus.

 24. Per share data, page F-12

66.

We note that you have both common stock and Series B common stock outstanding.  Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your common stock.  We refer you to paragraph 6l(d) of SFAS 128 and EITF 03-6.

Mark P. Shuman

March 26, 2009

Other than voting, the rights of the common stock and Series B common stock are identical, including the right to receive the same amount of dividends per share.  In addition, Series B common stock can be exchanged for a like number of shares of common stock immediately prior to the earliest to occur of (i) a consummation of a sale of all or substantially all of the assets or capital stock of the Company to any unaffiliated third party or the merger, consolidation or combination of the Company with any unaffiliated third party or (ii) the consummation of an underwritten IPO of securities of the Company or the reverse merger of the Company with or into a publicly traded company.  As a result, Series B common stock is a convertible participating security.

Any undistributed earnings for a period would be allocated to Series B common stock based on its contractual participation rights to share in those current earnings as if all the earnings for the period had been distributed and, therefore, would be included in the computation of basic and diluted earnings per share.  Further, as Series B common stock shares in the losses of the Company in the same per share ratio as the common stock, Series B common stock is included in the computation of basic and diluted net loss per share.

Pursuant to Issue 7 of EITF 03-6, a consensus was reached that convertible participating securities should be included in the computation of basic earnings per share using the two-class method.  Inasmuch as the Series B common stock participates in any dividends and shares in the net loss on a pro rata basis with the common stock based on the total number of common shares outstanding, the net loss per common share, basic and diluted, as presented in the Company’s statements of operations is consistent with the two-class method.  In addition, the disclosure in “Note B(23) – Summary of Significant Accounting Policies – Per share data” while not using the term two-class method is also consistent with the application of such method in the Company’s circumstances.

An alternative presentation would be to present a separate per share amount, basic and diluted, (which would be the same amount as presently shown) and weighted average shares outstanding, basic and diluted, (which in total would equal the number of shares presently shown) for Series B common stock and common stock; however, the Company does not believe that such presentation would improve disclosure, as for all practical purposes, other than voting, the two classes of common stock are identical.

67.

We note that you have convertible preferred stock.  Tell us how you considered Issue 5 of EITF 03-6 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations in all periods presented.  In this regard, tell us and disclose whether the Series A and B preferred shareholders have contractual obligations to share in the losses of the Company.

No dividend may be declared or paid on shares of common stock unless holders of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock first or simultaneously receive a per share dividend equivalent to that payable on common shares into which the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible.  Accordingly the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible participating securities.  The terms of both series of preferred stock do not require that the holders fund any losses of the Company, provide for a reduction in the preferred stocks’ liquidation or redemption value as a result of losses incurred by the Company, or contain any other provision that may be considered a contractual obligation to share in the losses of the Company.  Consequently, in accordance with Issue 5 of EITF 03-6, the preferred shares are not included in the computation of basic net loss per share.

Disclosure with respect to the above has been added to “Note B(23) – Summary of Significant Accounting Policies – Per share data” to the Company’s consolidated financial statements and related notes.  Please see page F-12 of the Prospectus.

Note C. Acquisitions, page F-13

68.

We note that the pro forma net loss for fiscal 2007 on page F-14 does not reconcile the amount disclosed on page 39. Revise your disclosures to reconcile the difference.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page F-15 of the Prospectus where the Company has revised the disclosures in “Note C – Acquisitions” to show a reconciliation of the pro forma amounts related to the acquisition of Various to the pro forma amounts reflected in “Unaudited Pro Forma Financial Data.”

69.

Revise to disclose the basis for determining the value assigned to the underlying common stock value for warrants and stock options issued as consideration in connection with your acquisitions of Various, Video Bliss, Inc. and Danni Ashe, Inc. pursuant to paragraphs 51(d) and 53(b) of SFAS 141.  In your response, please describe the significant factors considered, assumptions made, and methodologies used in determining the fair value of common stock and

Mark P. Shuman

March 26, 2009

 warrants (e.g. preferred stock equity issuance prices, how preferred stock value differs from common stock due to preferred stock holder rights, any discounts applied, etc.).  Also, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation.”

The Prospectus has been amended to reflect the Staff’s comment. Please see pages F-15, F-20 and F-21 of the Prospectus. “Note J – Long-Term Debt” in the Prospectus has been revised to disclose the basis for determining the value of the warrants issued as consideration in the Various acquisition. The Company retained an unrelated valuation specialist to determine the fair value per share of the Company’s common stock as of December 6, 2007. In their retrospective report dated April 21, 2008, the unrelated valuation specialist provided the basis for determining the value of the underlying common stock for warrants issued as consideration in connection with the Various acquisition. To arrive at a final valuation, the unrelated valuation specialist valued the Company’s common stock under four scenarios – three where an initial public offering would occur and one where an initial public offering would not occur. The values from the four scenarios were then weighted to arrive at a final value for the common stock. In determining the value of the Company as part of its analysis, the unrelated valuation specialist used several methodologies, including the Discounted Future Income Method, which assumes that the value of a business is equal to the present value of the income that it can expect to generate going forward, the Guideline Company Method, which assumes that companies whose business and financial risks are comparable to the subject company can provide a reliable basis for valuation, and the Company Security Transaction Method, which assumes that past transactions can provide a reliable estimate of the current value of the business. Significant factors considered included the Company’s financial risk and earnings potential, cash flows and forecasted future income, differences in the rights and marketability of the past transaction securities and the subject securities, the value of publicly traded securities of comparable companies, and the volatility associated with the Company’s future earnings and the volatility of comparable businesses.

No warrants or stock options were issued in connection with the acquisition of Video Bliss or Danni Ashe, Inc. The value of the common stock issued in connection with the Video Bliss Inc./Danni Ashe, Inc. acquisition was based on the most recent sale of the Company’s Series A Convertible Preferred Stock.

70.

Tell us how you determined that acquired domain names and trademarks were deemed to have indefinite useful lives. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets.  We refer you to paragraph 11 of SFAS 142.

The Company notes the Staff’s comment. Paragraph 11 of SFAS 142 states that the accounting for an intangible asset is based on its useful life to the reporting entity.  The Company respectfully submits that it expects the domain names and trademarks to be used in the future and to contribute cash flows indefinitely. The Company has no plans to sell any of the domain names or trademarks and is not aware of any regulatory, legal or contractual provisions that limit the useful life of the domain names and trademarks.  Further, the level of maintenance on the domain names is low, as much of the content on the websites is generated by the members of the Company’s websites and there is marginal cost to providing existing website services to new subscribers. The Company has a strong brand name that it intends to continue using and promoting through its websites and trademarks, which are an integral part of the Company’s business. The Prospectus has been amended to disclose this reasoning.  Please see page F-9 of the Prospectus.

71.

Please revise your disclosures in Note C to provide a breakdown of the $248.0 million of notes issued to the Various shareholders as part of the purchase price consideration and reconcile this information to the “debt issued by INI in connection with the acquisition of Various” as disclosed in Note J.

The Prospectus has been revised to reflect the Staff’s comment. Please see page F-13 and F-14 of the Prospectus where “Note C – Acquisitions” has been revised to provide a breakdown of the $248 million of notes issued to the Various shareholders as part of the purchase price consideration.  The heading in “Note J – Long-Term Debt” entitled “Debt Issued by INI in connection with the acquisition of Various” refers to the financing used to fund the cash portion of the purchase price as well as the notes issued to the selling shareholders of Various, which notes are separately disclosed in the table.

72.

Additionally, we note on page 111 that the Company issued 107 million warrants in connection with the First Lien Senior Notes and Second Lien Subordinated Secured Notes.  Please reconcile this disclosure to the Company’s disclosure on page F-13 that the Company issued 57.5 million warrants.

The Company  respectfully submits that the disclosure on both pages is correct and does not need to be reconciled. The disclosure on page 124 of the Prospectus refers to all warrants issued in connection with the acquisition of Various, including to third party holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes used to fund the cash portion of the purchase price.  The disclosure on page F-13, on the other hand, refers to warrants issued only to the actual sellers of Various. The Prospectus has been amended to clarify this point.  Please see page F-13 of the Prospectus.

Mark P. Shuman

March 26, 2009

Note K - Stockholders’ Equity, page F-24

73.

We note that during fiscal 2007 you issued Series B Convertible Preferred Stock at $0.029604 per share.  Tell us how you considered EITF 98-5 and EITF 00-27 in determining whether these instruments included a beneficial conversion feature. Please provide objective evidence that supports the fair value of the underlying common stock at the date of issuance used in your calculations.  In this regard, please describe the significant factors considered, assumptions made, and methodologies used in determining the fair value of the Company’s common stock at each issuance date. Also, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The $0.029604 conversion price of each share of Series B Convertible Preferred Stock was equivalent to the fair value of a share of the Company’s common stock on the date the Series B Convertible Preferred Stock was issued. Accordingly, there was no beneficial conversion feature.

The Company retained an unrelated valuation specialist to determine the impairment, if any, of the goodwill and other intangible assets of the Company as of December 21, 2006. In determining the value of the Company as part of its analysis, in its retrospective report dated November 26, 2007, the unrelated valuation specialist used several methodologies, including the Discounted Future Income Method, which assumes that the value of a business is equal to the present value of the income that it can expect to generate going forward, the Guideline Company Method, which assumes that companies whose business and financial risks are comparable to the subject company can provide a reliable basis for valuation and the Guideline Transaction Method, which assumes that the value of comparible companies that have been acquired can provide a reasonable basis for valuation of the subject company. Significant factors considered included the Company’s financial risks and earnings potential, cash flows and forecasted future income, the value of the publicly traded securities of comparable companies, the volatility associated with the Company’s future earnings and the volatility of comparable businesses.

74.

We note that the Company recorded a deemed dividend on the Series A preferred stock of $447,000 in fiscal 2007.  Tell us where the dividend is reflected in your Statement of Operations and explain why you have not disclosed income available to common shareholders on the face of the financial statements or revise accordingly.

The $447,000 deemed dividend on the Series A Convertible Preferred Stock is reflected in the Statements of Changes in Stockholders’ Equity (deficiency) for the year ended December 31, 2007, as a charge to capital in excess of par value.  As net loss applicable to common stock, after adding the $447,000 deemed dividend to net loss, was not materially different from net loss reported for the year ended December 31, 2007, it was not presented on the face of the statement of operations.

Note L. Stock Options, page F-26

75.

When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

The Company notes the Staff’s comment and will amend the Registration Statement to reflect the Staff’s comment once such information is available.

76.

Tell us whether you believe the options granted in fiscal 2008 have a service inception date pursuant to paragraph 41 of SFAS 123R and if so, please explain further how you determined that compensation costs should not yet be recognized.  Please also revise your disclosures to better explain the terms of the options and how such terms support your accounting treatment.

The service inception date for the options issued to employees to purchase 13,785,000 shares of the Company’s common stock was the date of issuance in July 2008.  As the award was authorized, the recipient of the award began providing service before the establishment of the exercise price and the award contains a performance condition (successful completion of an IPO), that if not satisfied, results in the inability to exercise the award and thereby the effective forfeiture of the award.  For accounting purposes, the grant date will be the date that the IPO is consummated as that is the date that the employee begins to benefit from, or be adversely affected by, a change in the stock price.  The exercise price of the options is set at the price per share that the Company’s common stock is sold to the public pursuant to an IPO.

Accruals of compensation cost for an award with a performance condition are based on the probable outcome of that performance condition – compensation cost is accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved.  As an IPO is not considered to be a probable occurrence until the IPO occurs, no compensation cost would be recognized for awards based on occurrence of an IPO until an IPO occurs.  Accordingly, as the IPO had not occurred as of December 31, 2008, no compensation cost for the options were accrued during the period then ended.

Mark P. Shuman

March 26, 2009

The Prospectus has been amended to disclose the terms of the options and the basis for no compensation cost being recognized. Please see “Note L – Stock Options” on page F-26 and F-27 of the Prospectus.

77.

Notwithstanding your response to the previous comment, when an estimated IPO price range is available, consider revising either your footnote disclosure or MD&A to include the range of expected stock based compensation that will be recorded upon completion of the IPO and the weighted-average period over which it is expected to be recognized for fiscal 2008 stock option grants.

The Company notes the Staff’s comment and will amend the Registration Statement to reflect the Staff’s comment once an estimated IPO price range is available.

78.

Additionally, please provide us with the following information in chronological order for stock option grants and other equity related transactions issued subsequent to the most recent balance sheet (i.e. September 30, 2008):

a.

the nature and type of stock option or other equity related transaction;

b.

the date of grant/issuance;

c.

description/name of option or equity holder;

d.

the reason for the grant or equity related issuance;

e.

the number of options or equity instruments granted or issued;

f.

the exercise price or conversion price;

g.

the fair value of underlying shares of common stock;

h.

adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

i.

the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

j.

the amount and timing of expense recognition; and

k.

indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

There have been no stock option grants or equity related transactions subsequent to September 30, 2008.

Note M. Income Taxes, page F-27

79.

We note that the Company recorded a total tax benefit of $6.4 million during fiscal 2007, which primarily related to the tax benefit recognized as a reduction of goodwill arising in the Various acquisition.  Further explain the nature of this benefit, as it is not entirely clear from your footnote or MD&A disclosures as to why it was recorded.  Please reference relevant accounting literature considered in recording the benefit.  In your response, please provide us with all entries recorded for deferred tax assets and liabilities during and subsequent to purchase accounting for Various.

The $6.4 million tax benefit recognized during fiscal 2007 related to the loss incurred by the Company in December 2007 after the acquisition of Various.  The basis for recognizing a tax benefit for such loss, which will be carried forward to future years as part of the net operating loss (“NOL”) for the year ended December 31, 2007, was the existence of taxable temporary differences arising from the acquisition of Various, which will reverse during the carry forward period (see paragraph 21 of FAS 109).  The $6.5 million tax benefit recognized as a reduction of goodwill arising in the Various acquisition related to the loss incurred by the Company from January 1, 2007 through the date of acquisition, which was eligible to be carried forward to periods subsequent to the acquisition.  The valuation allowance which offset the Company’s deferred tax asset attributable to NOL carry forwards existing at such date (which included such loss) and deductable temporary differences was reversed as a reduction of goodwill of Various arising in the acquisition. The reversal was attributable to taxable temporary differences arising as a result of the Various acquisition which will reverse during the carry forward period and the fact that the Company files a consolidated Federal income tax return, which, subsequent to the acquisition, will include Various.  In effect, the Company’s deferred tax asset at the date of acquisition offsets certain deferred tax liabilities of Various recognized as a result of the acquisition and is reflected in the allocation of the purchase price (see paragraph 266 of FAS 109).

Mark P. Shuman

March 26, 2009

Below are the entries recorded for deferred tax assets and liabilities during and subsequent to the purchase accounting for Various.

	Debit	Credit
	Dollars in thousands
Entries at Acquisition

Goodwill	$63,220
Deferred tax assets	$19,771
Deferred tax liabilities		$82,991

To recognize the deferred tax assets and liabilities for the tax effects of the differences between assigned values in the purchase price allocation and the tax bases of assets acquired and liabilities assumed in connection with the acquisition of Various.

Deferred tax assets (valuation allowance)	$25,973
Goodwill		$25,973

To record the reduction in the Company's valuation allowance resulting from the acquisition of Various. The business combination with Various gave rise to deferred tax liabilities whose reversal will offset the Company's pre-existing deferred tax assets. As a result, the Company determined that its deferred tax assets are more-likely-than-not to be realized and reduced its valuation allowance accordingly.

Entry for the year ended December 31, 2007

Deferred tax liabilities	$6,465
Deferred tax assets		$35
Tax benefit		$6,430
To record tax benefit for 2007, which relates to the loss subsequent to the acquisition of Various.

Entry for the year ended December 31, 2008

Deferred tax liabilities	$29,980
Deferred tax assets		$11,430
Taxes payable (accrued liabilities)		$374
Tax benefit		$18,176
To record tax benefit for 2008.

Note O. Commitments, page F-30

80.

Based on your disclosure for your production facility in Los Angeles, California, which you vacated in November, 2006, it appears you are recording rent expense for the remaining lease term on a monthly basis as it has not yet been sub-leased.  Tell us why the Company has not accrued the remaining rent obligation for the entire lease term pursuant to paragraphs 15 and 16 of SFAS 146.  In this regard, please provide us the factors management considered in making the assumption that it will sub-lease the property, especially given that the property was not sub-leased as of December 31, 2007 and the pending lawsuit with the landlord of this property.  In your response, please update us with the status of this property and revise your unaudited interim financial statements as necessary.

In November 2006, the subsidiary, West Coast Facilities Inc., determined that the premises’ foundation would not support the heavy equipment necessary to operate a film studio and that therefore the premises were not suitable for their intended use.  The subsidiary notified the landlord and vacated the premises.  As a result, the subsidiary believes it has no obligation under the lease and is contesting the landlord’s claim.  Accordingly, the Company does not believe that any liability should be accrued pursuant to SFAS 146.

Mark P. Shuman

March 26, 2009

On February 18, 2009, a settlement and general release agreement was entered into pursuant to which the Company agreed to pay an amount in settlement of the litigation for which a liability has been accrued at December 31, 2008. The accrual did not have a material effect on the Company’s financial statements.

The Company has amended its disclosure with respect to the above matter and has moved the disclosure to “Note P – Contingencies” from “Note O – Commitments.” Please see page F-31 of the Prospectus.

Note P. Contingencies, page F-31

81.

We note that for several of the outstanding legal proceedings the Company indicates that it has meritorious defenses to such claims, disputes all claims, and/or intends to vigorously defend them.  We also note your disclosures on pages 89 and F-32 where you indicate that if an unfavorable ruling was to occur, there exists the possibility of a material adverse impact on the business or results of operations.  For these proceedings, please advise as to if there is at least a reasonable possibility that a loss or an additional loss may have been incurred.  If so, please revise to disclose either (a) an estimate of the possible loss or range of loss or (b) state that such an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page F-33 of the Prospectus.

82.

Please revise to indicate if and when the $250,000 settlement with West Coast Facilities was accrued pursuant to paragraphs 8 and 9 of SFAS 5.

The Prospectus has been amended to reflect the Staff’s comment.  Please see page F-31 of the Prospectus.

FriendFinder Networks, Inc. September 30, 2008 Interim Financial Statements

Note J. Contingencies, page F-44

83.

We note your discussion on page 88 of the Company’s current legal proceedings with Balthaser Online, Inc. on November 4, 2008 as well as the updated information provided for the Antor and Parallel litigations.  However, you indicate on page F-44 that there have been no changes to disclosure in Note P on page F-31 “other than those described below,” but no such disclosure exists. Please revise to fix the inconsistencies in these disclosures and ensure your revised disclosures are compliant with SFAS 5.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages F-31 through F-33.

Glossary of Commonly Used Terms, page G-1

84.

Please delete the glossary of commonly used terms.  The meanings of the terms contained in the glossary are clear from context, and the glossary does not facilitate understanding of the disclosure. See Rule 421(b) promulgated under the Securities Act of 1933.

The Prospectus has been amended to delete the glossary of commonly used terms.

*     *     *     *     *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 1 to the Registration Statement and (ii) four blacklined copies of Amendment No. 1 to the Registration Statement reflecting the changes made to the previous filing of the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc:

Marc H. Bell